September 25, 2019

Via EDGAR

Attn: Susan Block, Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	Acceleration of Qualification Date
World Tree USA, LLC Offering Statement on Form 1-A Filed September 12, 2019 File No. 024-11051

Dear Ms. Block:

On behalf of World Tree USA, LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:30 p.m., Eastern Time, on September 30, 2019, or as soon thereafter as is practicable.

Sincerely,

/s/ Wendy Burton

Wendy Burton

CEO

World Tree USA, LLC